This filing is made pursuant
to Rule 424(b)(2) under
the Securities Act of
1933 in connection with
Registration No. 333-68299

PROSPECTUS SUPPLEMENT	(To prospectus dated December 22, 1998)

1,400,000 Shares

Common Shares

We are offering 1,400,000 common shares to be sold in this offering.

Our common shares are traded on the New York Stock Exchange under the symbol “AWR.” On September 20, 2004, the last reported sale price of our common shares on the New York Stock Exchange was $25.80 per share.

Investing in our common shares involves risks. Before buying any shares, you should carefully read the discussion of material risks involved in investing in our common shares under the heading “Risk factors” beginning on page S-6 of this prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per share	Total

Public offering price	$25.26	$35,364,000

Underwriting discounts and commissions	$1.01	$1,414,000

Proceeds, before expenses, to us	$24.25	$33,950,000

The underwriters may also purchase up to an additional 210,000 common shares from us at the public offering price, less the underwriting discounts and commissions payable by us, to cover over-allotments, if any, within 30 days from the date of this prospectus supplement. If the underwriters exercise their option in full, the total underwriting discounts and commissions will be $1,626,100, and the total proceeds, before expenses, will be $39,042,500.

The underwriters are offering our common shares as described in “Underwriting.” Delivery of the shares will be made on or about September 28, 2004.

UBS Investment Bank	Edward Jones

The date of this prospectus supplement is September 22, 2004

You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with information different than that contained or incorporated by reference in this prospectus supplement or the accompanying prospectus. We are not making an offer of our common shares in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus supplement and the accompanying prospectus is accurate only as of its date. For purposes of this prospectus supplement and the accompanying prospectus, unless the context otherwise indicates, when we refer to “us,” “we,” “our” or “ours,” we are describing ourselves, American States Water Company, together with our subsidiaries.

Prospectus supplement
About this prospectus supplement	S-ii
Prospectus supplement summary	S-1
Risk factors	S-6
Forward-looking statements	S-11
Use of proceeds	S-12
Ratio of earnings to fixed charges and total fixed charges	S-12
Price range of common shares	S-13
Dividend policy	S-14
Description of capital stock	S-15
Underwriting	S-16
Legal matters	S-18
Experts	S-18
Incorporation by reference	S-18
Prospectus
Summary	1
Where You Can Find More Information	4
Use of Proceeds	4
Description of Debt Securities	4
General	5
Status of Debt Securities	5
Payment and Transfer	5
Global Debt Securities	5
Absence of Restrictive Covenants	6
Successor Corporation	7
Events of Default	7
Modification of Indenture	8
Defeasance	8
Regarding the Trustee	9
Governing Law	9
Description of Capital Stock	9
Common Shares	9
Preferred Shares	10
New Preferred Shares	10
Rights Agreement	11
Certain Provisions of Our Articles and Bylaws	12
Certain Provisions of State and Federal Law	14
Description of Depositary Shares	14
General	15
Dividends and Other Distributions	15
Conversion and Exchange	15
Redemption of Depositary Shares	15
Global Depositary Receipts	16
Voting New Preferred Shares	17
Amendment and Termination of Depositary Agreement	17
Charges of Depositary	17
Resignation and Removal of Depositary	17
Miscellaneous	17
Plan of Distribution	18
Legal Matters	19
Experts	19

i

________________________________________________________________________________

About this prospectus supplement

This prospectus supplement is a supplement to the accompanying prospectus that is also a part of this document. This prospectus supplement and the accompanying prospectus are part of registration statements that we filed with the Securities and Exchange Commission, or the SEC, using a “shelf” registration process. Under the shelf registration process, we may sell any combination of the securities described in the accompanying prospectus up to an aggregate amount of $72 million, of which this offering is a part. On August 16, 2000, we sold 1,107,000 of our common shares in a public offering, priced at $26.125 per share, which also constituted part of the $72 million. In this prospectus supplement, we provide you with specific information about the terms of this offering. Both this prospectus supplement and the accompanying prospectus include important information about us, our common shares and other information you should know before investing in our common shares. This prospectus supplement also adds, updates and changes information contained in the accompanying prospectus. To the extent that any statement that we make in this prospectus supplement is inconsistent with the statements made in the accompanying prospectus, the statements made in the accompanying prospectus are deemed modified or superseded by the statements made in this prospectus supplement. You should read both this prospectus supplement and the accompanying prospectus as well as the additional information described under the headings “Incorporation by reference” on page S-18 in this prospectus supplement and “Where You Can Find More Information” on page 4 of the accompanying prospectus before investing in our common shares.

ii

Prospectus supplement summary

This summary highlights information contained in this prospectus supplement and the accompanying prospectus. Because it is a summary, it does not contain all the information you should consider before investing in our common shares. You should read this entire prospectus supplement and the accompanying prospectus carefully, including the “Risk factors” section and the information incorporated by reference, before making an investment decision.

THE COMPANY

General

We are the parent company of Southern California Water Company, or SCW, American States Utility Services, Inc., or ASUS, and Chaparral City Water Company, or CCWC. Our principal subsidiary is Southern California Water Company. SCW is a California public utility engaged principally in the purchase, production, distribution and sale of water. SCW also distributes electricity in one customer service area. SCW is regulated by the California Public Utilities Commission, or CPUC, and was incorporated on December 31, 1929.

ASUS contracts, either directly or through wholly-owned subsidiaries, with various municipalities, the U.S. Government and private entities to provide various water and wastewater services, including billing and meter reading, water marketing and the operation and maintenance of water and wastewater systems. CCWC is an Arizona public utility serving the town of Fountain Hills, Arizona and a portion of the City of Scottsdale, Arizona. The Arizona Corporation Commission, or ACC, regulates CCWC.

SCW served 250,921 water customers and 22,465 electric customers at June 30, 2004. CCWC served 12,367 water customers as of June 30, 2004. ASUS had approximately 90,000 accounts under contract at June 30, 2004.

For the year ended December 31, 2003, 85.1% of our total operating revenues were provided from the sale of water by SCW, 11.5% came from the sale of electricity by SCW, 2.9% came from the sale of water by CCWC, and 0.5% came from our non-regulated businesses. All activities of SCW and CCWC currently are located within California and Arizona, respectively. All activities of ASUS currently are located within California, Arizona, Texas and New Mexico.

Our principal executive offices are located at 630 East Foothill Boulevard, San Dimas, California 91773. Our telephone number is (909) 394-3600. Our website is http://www.aswater.com. Information contained on our website is not part of this prospectus supplement or the accompanying prospectus.

Water properties

As of December 31, 2003, SCW’s physical properties consisted of water transmission and distribution systems, which included 2,672 miles of pipeline, together with services, meters and fire hydrants and approximately 430 parcels of land, generally less than 1 acre each, on which are located wells, pumping plants, reservoirs and other water utility facilities, including five surface water treatment plants.

As of December 31, 2003, SCW owned 280 wells. All wells are equipped with pumps with an aggregate capacity of approximately 275 million gallons per day. SCW has 58 connections to the water distribution facilities of the Metropolitan Water District of Southern California, or MWD, and other municipal water agencies. SCW’s storage reservoirs and tanks have an aggregate capacity of approximately 109 million gallons. SCW owns no dams in its customer service areas.

As of December 31, 2003, CCWC’s physical properties consisted of water transmission and distribution systems, which included 180 miles of pipeline, together with services, meters, fire hydrants, wells, reservoirs with a combined storage capacity of 7.05 million gallons and other water utility facilities, including a surface water treatment plant that treats water from the Central Arizona Project.

Electric properties

All of SCW’s electric properties are located in the Big Bear area of San Bernardino County in California. As of December 31, 2003, SCW operated 29 miles of overhead 34.5 kv transmission lines, 1 mile of underground 34.5 kv transmission lines, 174 miles of 4.16 kv or 2.4 kv distribution lines, 42 miles of underground cable and 14 sub-stations. Demand for energy in SCW’s Bear Valley Electric customer service area generally has been increasing. As a means of meeting these increasing demands for energy, SCW has constructed a natural gas-fueled 8.4 MW generation facility, owned by SCW, which went on line during the third quarter of 2004.

Recent developments

In August 2004, the CPUC approved rate increases for Region I of SCW of approximately $382,100 for 2004 and for Region II of SCW of $15.8 million in 2004 through 2006. The rate increases for 2004 in Region I and Region II are retroactive to January 1, 2004 and February 14, 2004, respectively. We expect to book a net pre-tax gain in the third quarter of 2004 with respect to the retroactive portion of the rate increase. The rate increases for 2005 and 2006 are subject to an earnings test.

ASUS has been pursuing opportunities to expand its contract operations. ASUS is also pursuing an opportunity to provide retail water services to a mutual water company that is located in Sacramento and Sutter counties in northern California and currently provides water service only to agricultural customers. ASUS expects commercial and residential development to take place in these areas beginning in 2005, with service to the first retail water customers commencing in 2006. In August 2004, this mutual water company granted ASUS the exclusive right to market, sell, lease, exchange and transfer any surface water rights that may arise under water rights and contracts owned or controlled by it.

ASUS expects to commence operation of the water and wastewater systems at Fort Bliss, located near El Paso, Texas, for the U.S. Army on October 1, 2004 through a wholly-owned subsidiary, pursuant to the terms of a 50-year contract with the U.S. Government. ASUS is also an active participant in bidding on other contracts for the privatization of military bases.

The offering

Common shares we are offering	1,400,000 shares

Common shares to be outstanding immediately after this offering	16,673,377 shares

New York Stock Exchange symbol	AWR

Current indicated annual dividend rate	$.884 per share, payable quarterly

Use of proceeds after expenses	We estimate that the net proceeds to us from the offering will be approximately $33.7 million. We intend to use these proceeds to repay short-term debt incurred to fund capital expenditures at SCW. See “Use of proceeds.”

Risk factors	See “Risk factors” beginning on page S-6 of this prospectus supplement for a discussion of factors you should carefully consider before deciding to invest in our common shares.

Shares outstanding

The number of common shares to be outstanding immediately after this offering is based on approximately 15,273,377 shares outstanding as of September 17, 2004 and does not include 488,254 common shares that may be issued upon exercise of stock options granted to officers, directors and employees of the Company and its subsidiaries and 31,962 stock units issued to our directors. Each stock unit is deemed to represent for book-keeping and payment purposes one common share. The stock units will be paid only in common shares on the date that a director terminates his or her service as a director.

Dividends

We have paid cash dividends on our common shares quarterly since our formation as a holding company in 1998. Prior to this, SCW had paid dividends on its common shares since 1931. We have increased the aggregate annual dividend each year since 1953. We intend to continue our practice of paying quarterly cash dividends. However, the payment amount and timing of dividends is dependent upon future earnings, our financial requirements, satisfaction of legal requirements and other factors considered relevant by our Board of Directors. See “Dividend policy.” The Board of Directors has not yet declared a dividend for the fourth quarter of 2004. As a result, we have not yet determined whether cash dividends will be increased in 2004.

Unless otherwise stated, all information contained in this prospectus supplement assumes that the underwriters do not exercise their over-allotment option.

Summary consolidated financial data

The following tables summarize certain of our consolidated financial information. This information is taken from our audited financial statements contained in our Annual Report on Form 10-K for the year ended December 31, 2003 and our unaudited financial statements for the six months ended June 30, 2004 in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2004. See “Incorporation by reference.” We urge you to read these financial statements, together with the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in each of these documents.

				For the six months
	For the years ended December 31,			ended June 30,

Statements of income data	2001	2002	2003	2003	2004

	(dollars in thousands, except per share data)
Total operating revenues	$197,514	$209,205	$212,669	$98,493	$105,995
Total operating expenses	159,813	171,557	179,064	83,519	89,846
Operating income	37,701	37,648	33,605	14,974	16,149
Other income (loss)	(510)	390	(3,643)	31	455
Interest charges	15,735	17,699	18,070	9,104	8,748

Net income	$21,456	$20,339	$11,892	$5,901	$7,856

Preferred dividends	(84)	(29)	—	—	—
Earnings available for common shareholders	$21,372	$20,310	$11,892	$5,901	$7,856
Basic earnings per common share	$1.41	$1.34	$0.78	$0.39	$0.52
Dividends declared per common share	$0.867	$0.872	$0.884	$0.442	$0.442
Average number of common shares outstanding	15,120	15,144	15,200	15,196	15,236
Average number of diluted shares outstanding	15,122	15,157	15,227	15,224	15,265
Fully diluted earnings per common share	$1.41	$1.34	$0.78	$0.39	$0.51

	As of June 30, 2004

	Actual		As adjusted(1)

Capitalization	Amount	Percentage	Amount	Percentage

	(dollars in thousands)
Long-term debt, including current maturities	$230,288	51.6%	$230,288	48.0%
Common shares and earnings reinvested in the business	215,593	48.4%	249,285	52.0%

Total capitalization	$445,881	100.0%	$479,573	100.0%

Short-term debt	$54,000		$20,308

(1)	As adjusted, assuming no exercise of the over-allotment option. If the over-allotment option is exercised the “As Adjusted” amount for Short-term debt would be $15,216 and the “As Adjusted” amount for Common shares and earnings reinvested in the business would be $254,378 and 52.5% of Total capitalization.

	As of December 31,				As of June 30,

Balance sheet data	2001		2002	2003	2003	2004

	(dollars in thousands)
Total assets	$681,829		$700,553	$757,475	$699,847	$761,426
Capitalization:
Long-term debt, including current maturities(1)	246,452		244,394	230,619	244,081	230,288
Common shares and earnings reinvested in the business	204,654		213,279	212,487	212,970	215,593

Total Capitalization	$453,026	(2)	$457,673	$443,106	$457,051	$445,881

Short-term debt(3)	$20,000		$35,000	$56,000	$33,000	$54,000

(1)	Includes current maturities of $760,000, $13,305,000 and $820,000 as of December 31, 2001, 2002, and 2003, respectively, and $13,305,000 and $820,000 as of June 30, 2003 and 2004, respectively.

(2)	Includes $1,920,000 of preferred shares, including $40,000 subject to mandatory redemption.

(3)	Excludes current maturities of long-term debt.

________________________________________________________________________________

Risk factors

Investing in our common shares involves risk. You should consider carefully the risk factors described below and all other information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus before making an investment decision. If any of the following risks actually occurs, our business, financial condition, operating results or cash flow could be harmed. As a result, the trading price of our common shares could decline and dividend payments could be adversely affected.

Our liquidity and earnings could be adversely affected by changes in water supply costs

On November 29, 2001, the CPUC ordered us to suspend the use of the current water balancing account, and instead start a memorandum account for purchased water, purchased power and pump tax for our water service areas based on procedures that were to be determined at a later date. Changes in water supply costs compared to the authorized amount, as well as any future authorized offset increases, may directly affect our earnings.

In a decision issued on June 19, 2003, the CPUC established these procedures for memorandum water supply accounts. Pursuant to this decision, we are required to file advice letters annually with respect to over- and under-collections in the memorandum supply accounts in each of our ratemaking jurisdictions. We also record the net over-collections in each region, but do not record under-collections that are uncertain for recovery. Our recovery of deferred water supply costs for providing water service is reduced if we are earning more than our authorized rate of return in a rate-making jurisdiction.

We have filed advice letters seeking review of the Region I and Region II supply cost memorandum accounts at December 31, 2003. We have not filed an advice letter for the Region III supply cost memorandum account, pending resolution of our petition to have the Region III filing processed on a regional level consistent with the June 2000 adoption of a regional rate structure for Region III. Region III had an under-collection balance of $6.0 million and $5.4 million at June 30, 2004 and December 31, 2003, respectively, which amounts have not been recorded due to uncertainty over the CPUC’s decision on our petition. Future recovery of the under-collected balances is subject to an earnings test and the CPUC’s review of the reasonableness of our costs. For more information, see “Note 2—Regulatory Matters” of the notes to consolidated financial statements included in Part I, Item 1 in the Financial Statements section in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2004.

Our liquidity, and in certain circumstances, earnings, could be adversely affected by increases in electricity prices in California

Under California law, we are permitted to file for a rate increase to recover electric power costs not being recovered in current rates. Increases in electric power costs generally have no direct impact on profit margins, unless recovery of these costs is disallowed, but do affect cash flows and can therefore impact the amount of our capital resources. Electric power costs increased substantially in California between the fall of 2000 and the summer of 2001. On July 17, 2002, the Federal Energy Regulatory Commission, or FERC, extended and modified the mitigation measures that were set to expire on September 30, 2002, citing delays in construction of new generation resources in California and throughout the West, delays in adopting a new market design and market rules by the California Independent Operator System, transmission line constraints, constraints on natural gas pipeline capacity and continuing dysfunctions in the power market. It remains unclear how long FERC will leave these mitigation measures in place. The premature termination of such mitigation measures could result in a substantial increase in spot market prices and the prices of long-term contracts for power

Risk factors

and capacity. In addition, a number of market reforms are under consideration by FERC and the State of California. Certain of these reforms, if adopted, could result in significantly increased electric supply reserve requirements that have the potential for further cost increases.

Significant claims have been asserted against us in water quality litigation

We have been sued, along with others, in twenty-two water quality related lawsuits alleging personal injury and property damage as a result of the delivery of water that was allegedly contaminated. Nineteen of the lawsuits involve plaintiffs who received water from two groundwater basins in Los Angeles County. These lawsuits were dismissed by the court in August 2004. The plaintiffs have the right to appeal this dismissal. The other lawsuits involve plaintiffs in Sacramento County. Based upon the information currently available to it, SCW believes that these claims are without merit, and intends to vigorously defend against these claims.

Persons that are potentially responsible for causing the contamination of groundwater supplies have also been increasingly asserting claims against water distributors on a variety of theories. They have thus far successfully brought groundwater suppliers within the class of potentially responsible parties in certain of the actions pending in Los Angeles County. This increases our costs of seeking recovery from the potentially responsible parties and the risks associated with seeking recovery of these costs. While management believes that rate recovery, proper insurance coverage and reserves are in place to manage appropriately these types of claims, such claims, if ultimately resolved unfavorably to us, could, in the aggregate, have a material adverse effect on our results of operations and financial condition.

Our operating costs have increased and are expected to continue to increase as a result of groundwater contamination

Our operations and those of other water purveyors adjacent to our service areas have been impacted by groundwater contamination. We have taken a number of steps to address this contamination, including the removal of wells from service, decreasing the amount of groundwater pumped from wells in our service area in order to slow the movement of plumes of contaminated water, construction of water treatment facilities and securing alternative sources of supply from other areas not affected by the contamination.

In some cases, potentially responsible parties have reimbursed us for our costs. In other cases, we have taken legal action against parties that we believe to be potentially responsible for the contamination. To date, the CPUC has permitted SCW to establish memorandum accounts for recovery of these types of costs. However, we can give no assurance regarding the outcome of litigation arising out of this contamination or our ability to recover these costs in the future.

Environmental regulation has increased, and is expected to continue to increase, our operating costs

SCW and CCWC are subject to increasingly stringent environmental regulations that will result in increasing capital and operating costs. These regulations include:

†	The 1996 amendments to the Safe Drinking Water Act that require increased testing, reporting and treatment of water to reduce specified contaminants to maximum contaminant levels

†	Approved regulations requiring increased surface water treatment to decrease the risk of microbial contamination; these regulations affect SCW’s five surface water treatment plants and two CCWC plants

†	Additional regulations requiring disinfection of certain groundwater systems

Risk factors

†	Additional regulation of disinfectants and disinfectant byproducts

†	Regulation of arsenic and radon

†	Changes in the action level relating to, and the proposed adoption of maximum contamination levels for, perchlorate and other byproducts of the production of rocket fuel

SCW and CCWC may be able to recover certain costs incurred to comply with these regulations through the ratemaking process. We may also be able to recover certain of these costs under our contractual arrangements. In certain circumstances, we may be able to recover costs from parties responsible or potentially responsible for contamination, either voluntarily or through specific court action. However, our ability to recover these types of costs depends on a number of factors beyond our control, including regulatory approval of rate increases, and we can give you no assurance regarding the adequacy of any such recovery.

The adequacy of our water supplies depends upon a variety of factors beyond our control

The adequacy of our water supplies varies from year to year depending upon a variety of factors, including:

†	Rainfall

†	Availability of Colorado River water and imported water from northern California

†	The amount of water stored in reservoirs and groundwater basins

†	The amount of water used by our customers and others

†	Water quality

†	Legal limitations on use

Population growth and increases in the amount of water used have increased limitations on use to prevent over-drafting of groundwater basins. The importation of water from the Colorado River, one of SCW’s important sources of supply, is expected to decrease in future years due to the requirements of the Central Arizona Project, or CAP, and other limitations on the amount of water that the Metropolitan Water District of Southern California, or MWD, is entitled to take from the Colorado River. MWD is expected to increase its efforts to secure additional supplies from conservation, desalination and water exchanges with agricultural water users. We have also taken wells out of service due to groundwater contamination and reduced pumping to slow the movement of contaminants in the groundwater basins in which we operate.

CCWC obtains its water supply from operating wells and from the Colorado River through the CAP. CCWC’s water supply may be subject to interruption or reduction if there is an interruption or reduction in CAP water. In addition, CCWC’s ability to provide water service to new real estate developments is dependent upon CCWC’s ability to meet the requirements of the Arizona Department of Water Resources regarding its assured water supply.

Water shortages may affect us in a variety of ways:

†	They adversely affect supply mix by causing us to rely on more expensive purchased water.

†	They adversely affect operating costs.

†	They may result in an increase in capital expenditures for building pipelines to connect to alternative sources of supplies, new wells to replace those that are no longer in service or are

Risk factors

otherwise inadequate to meet the needs of our customers and reservoirs and other facilities to conserve or reclaim water.

We may be able to recover increased operating and construction costs for our regulated systems through the ratemaking process. We may also be able to recover certain of these costs from third parties that may be responsible, or potentially responsible, for groundwater contamination. However, if we are unable to recover these costs, our financial condition and results of operations may be adversely affected.

Our earnings are greatly affected by weather during different seasons

The demand for water and electricity varies by season. Therefore, our results of operations for one period may not indicate results to be expected in another period. For instance, most water consumption occurs during the third quarter of each year when weather tends to be hot and dry. On warm days, use of water by residential and commercial customers may be significantly greater than on cold days because of the increased use of water for, among other things, outdoor landscaping. Likewise the demand for electricity in our Bear Valley Electric service area is greatly affected by winter snows. An increase in winter snowfall reduces the use of snowmaking machines at ski resorts in the Big Bear area and, as a result, reduces electric revenues. Likewise, unseasonably warm weather during a skiing season may result in temperatures too high for snowmaking conditions, which also reduces electric revenues.

Variability of weather from normal temperatures or changes in snow or rainfall can materially impact results of operations. As a result, weather has been and will continue to be one of the dominant factors in our financial performance.

Our business is heavily regulated and, as a result, decisions by regulatory agencies and changes in laws and regulations can significantly affect our business

Our revenues depend substantially on the rates that we are permitted to charge our customers and our ability to recover our costs in these rates on a timely basis, including our ability to recover the costs of purchased water, groundwater assessments, electric power and natural gas costs and costs incurred in connection with increased environmental regulation, requirements to increase security at our water facilities and requirements to mitigate fire hazard risks in our Bear Valley Electric service area arising out of the drought and a major bark beetle infestation. We have filed for increased water rates to recover operating costs from customers in SCW’s Region I customer service areas. We will also be seeking CPUC authorization to recover in rates the costs incurred in constructing an 8.4 MW natural gas-fueled generator facility built to meet increasing demand in our Bear Valley customer service area. In addition, we have filed with the Arizona Corporation Commission, or ACC, for increased water rates in CCWC customer service areas in Arizona. Any delays by either the CPUC or the ACC in granting rate relief to cover increased operating and capital costs may adversely affect our financial performance.

Regulatory decisions can also impact prospective revenues and earnings, affect the timing of the recognition of revenues and expenses and may overturn past decisions.

Our business requires significant capital expenditures

The utility business is capital intensive. On an annual basis, we spend significant sums for additions to or replacement of property, plant and equipment. During calendar years 2003, 2002 and 2001, we spent $57.2 million, $40.7 million and $47.6 million, respectively, for these purposes. Our budgeted capital expenditures for calendar year 2004 for these purposes are approximately $64.8 million, $30.6 million of which was incurred during the first six months of this year.

Risk factors

We obtain funds for these capital projects from operations, contributions by developers and others and advances from developers (which must be repaid). We also periodically borrow money or issue equity for these purposes. In addition, we secured a syndicated bank facility that we can use for these purposes. We cannot assure you that these sources will continue to be adequate or that the cost of funds will remain at levels permitting us to earn a reasonable rate of return.

The expansion of our contract operations will expose us to different risks than those associated with our utility operations

We are incurring additional costs in connection with the expansion of our contract operations associated with the preparation of bids, the negotiation of the terms of new contracts and start-up activities associated with new contracts. Our ability to recover these costs and to earn a profit on our contract operations will depend upon the extent to which we are successful in obtaining new contracts and our ability to recover these costs and other costs from revenues from new contracts.

In addition, we must maintain the proper management and find state-certified and qualified employees to support the operation of water and wastewater facilities. Failure to do so could put us at risk for, among other things, operations errors at these facilities and for improper billing and collection procedures as well as loss of contracts, assessment of penalties for operational failures and loss of revenues.

Forward-looking statements

Certain matters discussed in this prospectus supplement and the accompanying prospectus (including documents incorporated by reference) are forward-looking statements intended to qualify for the “safe harbor” from liability established by the Private Securities Litigation Reform Act. These forward-looking statements can generally be identified as such because the context of the statement will include words such as we “believe”, “anticipate”, “expect” or words of similar import. Similar statements that describe our future plans, objectives, estimates or goals are also forward-looking statements. Such statements address future events and conditions concerning capital expenditures, earnings, litigation, rates, water quality and other regulatory matters, adequacy of water supplies, the ability of our principal subsidiary, SCW, to recover electric, natural gas and water supply costs from ratepayers, contract operations, liquidity and capital resources and accounting matters. Actual results in each case could differ materially from those currently anticipated in such statements by reason of factors such as changes in utility regulation, including ongoing local, state and federal activities; future economic conditions, including changes in customer demand and changes in water and energy supply costs; future climatic conditions; and legislative, regulatory and other circumstances affecting anticipated revenues and costs. See “Risk factors” beginning on page S-6.

Use of proceeds

We estimate that the net proceeds to us from this offering will be approximately $33.7 million ($38.8 million if the underwriters’ over-allotment option is exercised in full), after the payment of underwriting discounts and commissions and estimated offering expenses by us.

We intend to use the net proceeds from this offering to repay short-term debt incurred to finance capital expenditures at SCW.

Ratio of earnings to fixed charges and total fixed charges

						For the
						six months
						ended
	For the year ended December 31,					June 30,

	1999	2000	2001	2002	2003	2003	2004

Ratio of earnings to fixed charges(1)	3.20	3.25	3.17	2.83	1.99	2.01	2.50
Ratio of earnings to total fixed charges(2)	3.16	3.22	3.14	2.82	1.99	2.01	2.50

(1)	Fixed charges consist of interest expense, including amortization of debt issuance costs and one-third of rental expense under operating leases representing an appropriate interest factor.

(2)	Total fixed charges consist of interest expense, including amortization of debt issuance costs, one-third of rental expense under operating leases representing an appropriate interest factor and preference dividends.

Price range of common shares

Our common shares trade on the New York Stock Exchange under the symbol “AWR”. The following table sets forth, for the periods indicated, the high and low sales prices for our common shares, as reported on the New York Stock Exchange Composite Tape, and quarterly cash dividends paid per common share:

			Quarterly dividends
	High	Low	per common share

2001
First quarter*	$24.92	$19.17	$0.217
Second quarter*	22.67	19.00	0.217
Third quarter*	26.40	21.60	0.217
Fourth quarter*	25.33	21.47	0.217
2002
First quarter*	25.07	21.93	0.217
Second quarter*	29.01	23.38	0.217
Third quarter	27.55	20.25	0.217
Fourth quarter	27.20	23.00	0.221
2003
First quarter	24.60	21.57	0.221
Second quarter	28.95	23.45	0.221
Third quarter	28.24	23.01	0.221
Fourth quarter	25.75	23.65	0.221
2004
First quarter	26.80	24.00	0.221
Second quarter	25.18	20.82	0.221
Third quarter (through September 20, 2004)	26.00	21.90	0.221

*	Sales prices and dividend amount adjusted for the 3-for-2 stock split completed on June 7, 2002.

Dividend policy

Shareholders are entitled to receive dividends when and as declared by the Board of Directors out of legally available funds, subject to the rights of holders of preferred shares. There are no preferred shares outstanding as of the date of this prospectus supplement and there are no current plans to issue any preferred shares.

Our Articles of Incorporation do not restrict our ability to pay dividends. We are not subject to any contractual restrictions on our ability to pay dividend except the requirement in our $75 million credit facility to maintain compliance with all covenants.

We obtain funds to pay dividends on common shares principally from dividends paid by SCW. SCW must make scheduled payments on its debt and otherwise comply with the terms of its debt before it pays dividends to us. Under the most restrictive provisions, as of June 30, 2004, $156.2 million was available to pay dividends to us.

Our ability to pay dividends to common shareholders and the ability of SCW to pay dividends to us are also subject to restrictions imposed by California law. As a result of these restrictions, approximately $85.9 million of our retained earnings was available to pay dividends, and approximately $84.0 million of SCW’s retained earnings was available to pay dividends to us at June 30, 2004.

We intend to continue our practice of paying quarterly cash dividends. However, the amount and timing of dividends is dependent upon future earnings, our financial requirements and other factors considered relevant by our Board.

Description of capital stock

We have authorized capital shares of 30,150,000 shares, consisting of:

†	30,000,000 common shares, no par value, of which 15,273,377 were outstanding as of September 17, 2004, and

†	150,000 preferred shares, no par value, or the preferred shares, none of which are outstanding; a portion of the preferred shares has, however, been reserved for issuance under our rights agreement described below.

We will list all common shares sold in this offering on the New York Stock Exchange. One or more series of preferred shares may also be listed on a national securities exchange.

After the date of the accompanying prospectus, we redeemed our then outstanding preferred shares and approved a 3-for-2 split of our common shares. As a result, we amended our Amended and Restated Articles of Incorporation, or Articles, to eliminate certain restrictions that affected our common shares. The following summary of the terms of our capital stock reflects these changes. This summary is not complete. You should look at our Articles and our Bylaws, each of which we have filed with the SEC. You can also find additional information regarding our capital stock in the accompanying prospectus under “Description of Capital Stock” “—Certain Provisions of Our Articles and Bylaws” and “—Certain Provisions of State and Federal Law”.

Common shares

We may issue common shares from time to time in one or more offerings, either separately or in combination with the offering of other securities.

Subject to the rights of holders of our preferred shares, common shareholders are entitled to receive such dividends as may be declared by our Board of Directors out of funds legally available therefor. Our Board of Directors declared a quarterly dividend on our common shares of $0.221 per share, which was paid on September 1, 2004.

Each common shareholder is entitled to one vote per share. Common shareholders have cumulative voting rights with respect to the election of directors, if certain conditions are met. Upon our liquidation, dissolution or winding up (but subject to the rights of holders of our preferred shares), we will ratably distribute our assets legally available for distribution to holders of common shares. Common shareholders have no preemptive or other subscription or conversion rights and no liability for further calls upon their shares. The common shares are not subject to assessment.

Preferred shares

We may issue preferred shares from time to time in one or more series. Our Board of Directors will determine the dividend, voting, redemption and conversion rights and other terms of the preferred shares when offered. We may also issue fractional shares of preferred shares that will be represented by depositary shares and receipts.

Rights agreement

On August 3, 1998, we adopted a rights agreement and declared a dividend of one right for each outstanding common share. In addition, we will issue one additional right with each common share issued while the rights agreement remains in effect, including shares issued under this prospectus supplement. You may only transfer the rights with your common shares until the rights become exercisable. The rights will expire on August 3, 2008. The accompanying prospectus contains a summary of the terms of the rights agreement under “Description of Capital Stock—Rights Agreement”. You should also look at the rights agreement which we have filed with the SEC.

Underwriting

We are offering our common shares described in this prospectus supplement through UBS Securities LLC and Edward D. Jones & Co., L.P., as underwriters. We and the underwriters have entered into an underwriting agreement concerning the common shares we are offering. Subject to conditions, each underwriter has severally agreed to purchase from us the number of shares indicated in the following table. Subject to the terms and conditions set forth in the underwriting agreement, the underwriters will be obligated to purchase all of the shares offered hereby if any of the shares are purchased.

Underwriters	Number of shares

UBS Securities LLC	980,000
Edward D. Jones & Co., L.P.	420,000

Total	1,400,000

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have a 30-day option to buy from us up to an additional 210,000 shares at the public offering price less the underwriting discounts and commissions and estimated offering expenses to cover these sales. If any shares are purchased under this option, the underwriters will severally purchase shares in approximately the same portion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 210,000 shares.

	No exercise	Full exercise

Per Share	$1.01	$1.01
Total	$1,414,000	$1,626,100

We estimate that the total expenses of this offering payable by us, not including the underwriting discounts and commissions, will be approximately $258,000. Expenses include the New York Stock Exchange listing fees, printing, legal, accounting and transfer agent and registrar fees and other miscellaneous fees and expenses.

Shares sold by the underwriters to the public will initially be offered at the initial offering price set forth on the cover of this prospectus supplement. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $0.60 per share from the public offering price. Any of these securities dealers may resell any shares purchased from the underwriters to other brokers or dealers at a discount of up to $0.10 per share from the public offering price. If all the shares are not sold at the public offering price, the underwriters may change the offering price and the other selling terms. Sales of shares made outside of the United States may be made by affiliates of the underwriters. Upon execution of the underwriting agreement, the underwriters will be obligated to purchase the shares at the price and upon the terms stated therein, and, as a result, will thereafter bear any risk associated with changing the offering price to the public or other selling terms.

Our company and each of our directors and executive officers have agreed with the underwriters not to, offer, sell, contract to sell, hedge or otherwise dispose of, directly or indirectly, any of our common shares or securities convertible into or exchangeable for common shares until after the date that is 90 days after the date of this prospectus supplement, without the prior written consent of the underwriters.

To facilitate this offering, the underwriters may purchase and sell common shares in the open market. These transactions may include stabilizing transactions. Stabilizing transactions consist of bids

Underwriting

or purchases made for the purpose of preventing or retarding a decline in the market price of the common shares. These transactions may also include making short sales and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. Short sales may be either “covered short sales” or “naked short sales”. Covered short sales are sales made in an amount not greater than the underwriters’ over-allotment option to purchase additional shares in the offering. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Naked short sales are in excess of the over-allotment option. The underwriters may close out any naked short position, by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common shares in the open market that could adversely affect investors who purchased in this offering.

The underwriters may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the underwriters have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the common shares. As a result of these activities, the price of our common shares may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. The underwriters may carry out these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise. On September 22, 2004, the underwriters purchased, in aggregate, 22,000 common shares at an average price of $25.31 per share.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect thereof.

The underwriters and their affiliates have in the past performed investment banking and financial advisory services for us and our affiliates for which they have received customary compensation, and they may from time to time do so in the future.

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectus supplements electronically.

The common shares offered hereby will be listed on the New York Stock Exchange, subject to notice of issuance, under the symbol “AWR.”

Legal matters

O’Melveny & Myers LLP will pass on the validity of the common shares offered by this prospectus supplement. Certain legal matters in connection with the common shares will be passed upon for the underwriters by Cahill Gordon & Reindel LLP, New York, New York. Cahill Gordon & Reindel LLP may rely upon the opinion of O’Melveny & Myers LLP as to matters of California law in passing on such matters.

Experts

The consolidated financial statements incorporated in this prospectus supplement by reference to the Annual Report on Form 10-K for the year ended December 31, 2003 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Incorporation by reference

We file annual, quarterly and special reports, proxy statements and other information with the SEC. SCW also files annual, quarterly and special reports with the SEC. You may read and copy any document we file, or that SCW files, at the SEC’s public reference rooms in Washington, D.C. at 450 Fifth Street, N.W., Washington, D.C. 20549, and in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings and those of SCW are also available to the public at the SEC’s web site at http://www.sec.gov.

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is considered to be part of this prospectus supplement and the accompanying prospectus, and later information filed with the SEC will update and supersede this information. We incorporate by reference:

†	our Annual Report on Form 10-K for the year ended December 31, 2003;

†	our Amended Annual Report on Form 10-K/A for the year ended December 31, 2003;

†	our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2004 and June 30, 2004;

†	our Current Report on Form 8-K filed with the SEC on March 17, 2004; and

†	the portions of our Proxy Statement on Schedule 14A for our Annual Meeting of Shareholders held on May 11, 2004 that have been incorporated by reference into our most recent Form 10-K.

We also incorporate by reference any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering is complete.

You may request a copy of these filings and any filings made by SCW with the SEC, at no cost, by writing or telephoning us at the following address:

Corporate Secretary

American States Water Company
630 East Foothill Boulevard
San Dimas, California 91773
(909) 394-3600

Prospectus

AMERICAN STATES WATER COMPANY

630 East Foothill Blvd.
San Dimas, California 91773
Telephone: 909-394-3600

$60,000,000

DEBT SECURITIES

COMMON SHARES
NEW PREFERRED SHARES
DEPOSITARY SHARES

        We may from time to time offer the securities described in this Prospectus, either separately or in combination. We will provide you with the specific terms of each offering in supplements to this Prospectus.

      We also periodically file information about our company with the Securities and Exchange Commission. You should read this information, this Prospectus and the supplements carefully before you invest. Our common shares are listed on the New York Stock Exchange under the symbol “AWR.”

PROSPECTUS

December 22, 1998

Neither the Securities and Exchange Commission nor any state securities commission has approved of these securities or determined that this Prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

i

SUMMARY

      This Prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (“SEC”) using the shelf registration process. Under this process, we may sell up to $60,000,000 of the securities described in this Prospectus in one or more offerings over the next several years.

      This Prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide you with a supplement to this Prospectus that will describe the specific amounts, prices and terms of the securities for that offering. The Prospectus Supplement may also add, update or change information contained in this Prospectus. Although we will try to include all information that we believe may be material to investors, certain details that may be important to you may have been excluded. To see more detail, you should read the exhibits filed by us with the registration statement or other SEC filings.

      We also periodically file with the SEC documents that include information about our financial statements and our company, including information on matters that might affect our future financial results. Our principal subsidiary, Southern California Water Company (“SCW”), also periodically files documents with the SEC. Directions on how you may get our documents and those of SCW are provided on page 4. It is important for you to read these documents, this Prospectus and the applicable Prospectus Supplement, in addition to this Summary, before you invest.

American States Water Company

      Our company was formed on July 1, 1998 as a holding company for SCW. SCW was founded in 1929 and operates 39 water systems serving approximately 242,500 customers located in 75 communities in California. SCW also sells electricity to approximately 21,000 customers in the Big Bear area of California. The California Public Utilities Commission (“CPUC”) regulates SCW.

      In addition, our company provides operation and maintenance, billing, meter reading and other services that are not regulated by the CPUC for municipally-owned water systems in California. These activities are not, however, currently material to our company.

      Our common shares are listed on the New York Stock Exchange under the symbol “AWR.”

Selected Financial Information

      The following information is unaudited and was derived from our financial statements. The information is only a summary and does not provide all of the information contained in our financial statements, the financial statements of SCW and the periodic reports that we have filed with the SEC.

		For the Year Ended December 31,
	For the 12 Months Ended
	September 30, 1998	1997	1996	1995

	(Dollars in Thousands)

Statement of Income Data:

Operating Revenues	$148,463	$153,755	$151,529	$129,813

Operating Expenses	123,100	130,297	128,100	108,425

Operating Income	25,363	23,458	23,429	21,388

Other Income	223	758	531	366

Interest Charges	10,979	10,157	10,500	9,559

Net Income	14,607	14,059	13,460	12,165

Dividends on Preferred Shares	91	92	94	96

Earnings Available for Common Shareholders	14,516	13,967	13,366	12,069

		As of December 31,
	As of September 30,
	1998	1997	1996	1995

	(Dollars in Thousands)

Balance Sheet Data:

Total Assets	$478,771	$457,074	$430,922	$406,255

Long-Term Debt	130,803	115,286	107,190	107,455

Preferred Shares	1,600	1,600	1,600	1,600

Preferred Shares subject to Mandatory Redemption	440	440	480	520

Common Equity	153,504	151,053	146,766	121,576

Total Capitalization	286,347	268,379	256,036	231,151

      Set forth below are the ratio of earnings to fixed charges and the ratio of earnings to total fixed charges for the periods indicated:

		For the Year Ended December 31,
	For the 12 Months Ended
	September 30, 1998	1997	1996	1995	1994	1993

Ratio of Earnings to Fixed Charges	3.34	3.35	3.26	3.19	3.58	3.09

Ratio of Earnings to Total Fixed Charges	3.29	3.30	3.21	3.14	3.50	3.04

Debt Securities We May Offer

      We may offer debt securities from time to time in one or more series, either separately or in combination with other securities. Our debt securities will be unsecured and will not be subordinated to any of our other debt. On the date of this Prospectus, we had no outstanding debt. SCW does, however, have outstanding unsecured debt. SCW must make scheduled payments on its debt and otherwise comply with the terms of its debt before it pays dividends to us. We will rely principally on dividends from SCW to pay our debt securities. As a result, SCW’s debt is senior to our debt securities.

  General Indenture Provisions

•	The debt securities will be issued pursuant to the terms of an indenture.

•	The indenture does not limit the amount of debt securities that we may issue or provide holders any protection should there be a highly leveraged transaction involving our company.

•	The indenture allows us to merge or to consolidate with another person, or transfer all or substantially all of our assets to another person. If these events occur, the other person will be required to assume our responsibilities on the debt securities, and we will be released from all liabilities and obligations.

•	The indenture provides that holders of a majority of the total principal amount of the debt securities of any series may vote to change our obligations or your rights concerning that series of debt securities. But to change terms relating to the time or amount of payment of any series, every holder in that series must consent.

•	If we satisfy certain conditions, we may discharge the indenture at any time by depositing sufficient funds with the Trustee to pay our obligations when due. All amounts due to you on the debt securities would be paid by the Trustee from the deposited funds.

•	If certain events of default specified in the indenture occur, the Trustee or holders of not less than one-third of the principal amount outstanding on the debt securities of a series may declare the principal of that series immediately payable.

      Events of default under the indenture include:

•	Failure to pay principal within three business days of when due,

•	Failure to deposit sinking fund payments within three business days of when due,

•	Failure to pay any installment of interest for 60 days, and

•	Violation of covenants for 90 days after receipt of notice to cure.

The indenture does not contain a provision which is triggered by our default under our other indebtedness.

Common Shares We May Offer

      We may issue common shares from time to time either separately or in combination with other securities.

      Common shareholders are entitled to receive dividends declared by our Board of Directors (subject to the rights of holders of preferred shares and new preferred shares). As of September 30, 1998, the preferred shareholders had an annual dividend preference of $92,000. No new preferred shares are currently outstanding. Our Board of Directors recently declared a dividend of $0.315 per common share payable on December 1, 1998.

      Each common shareholder is entitled to one tenth of a vote per share. Each holder of preferred shares is entitled to one vote per share. As of September 30, 1998, there were 83,200 preferred shares and 8,957,671 common shares outstanding. Shareholders have cumulative voting rights with respect to the election of directors, if certain conditions are satisfied. Holders of preferred shares have the right to elect a majority of the directors if we fail to make four quarterly dividend payments on the preferred shares. We are current in the payment of dividends to preferred shareholders.

      Shareholders have no preemptive rights.

      On August 3, 1998, we adopted a rights agreement and declared a dividend of one right for each common share. We will also issue one right for each common share issued while the rights agreement is in effect, including shares issued under this Prospectus. We will distribute the rights only when we learn that a person has the right to acquire 15% or more of our outstanding common shares.

      The rights agreement and certain provisions of our Amended and Restated Articles of Incorporation and Bylaws, as well as certain provisions of California and federal law, may make acquisitions and changes of control of our company more difficult.

New Preferred Shares We May Offer

      We may issue new preferred shares from time to time in one or more series, either separately or in combination with other securities. Subject to the rights of the preferred shareholders, our Board of Directors will determine the dividend, voting, redemption and conversion rights and other terms of the new preferred shares at the time of the offering.

      We may also issue fractional interests in a series of new preferred shares. If we do so, a depositary will issue receipts to you for depositary shares, each of which will represent the fractional interests.

WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and special reports, proxy statements and other information with the SEC. SCW also files annual, quarterly and special reports with the SEC. You may read and copy any document we file, or that SCW files, at the SEC’s public reference rooms in Washington, D.C. at 450 Fifth Street, N.W., Washington, D.C. 20549, and in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings and those of SCW are also available to the public at the SEC’s web site at http://www.sec.gov.

      The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this Prospectus, and later information filed with the SEC will update and supersede this information. We incorporate by reference:

•	SCW’s Annual Report on Form 10-K for the year ended December 31, 1997,

•	SCW’s Quarterly Report on Form 10-Q for the quarter ended March 31, 1998,

•	our Quarterly Reports on Form 10-Q for the quarters ended June 30, 1998 and September 30, 1998,

•	our Current Reports on Form 8-K filed with the SEC on July 1, 1998 and August 20, 1998 and November 2, 1998, and

•	the portions of SCW’s Proxy Statement on Schedule 14A for its Annual Meeting of Shareholders held on April 28, 1998 that have been incorporated by reference into SCW’s most recent Form 10-K.

      We also incorporate by reference any future filings made by us with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until our offering is completed.

      You may request a copy of these filings and any filings made by SCW, at no cost, by writing or telephoning us at the following address:

Corporate Secretary

American States Water Company
630 East Foothill Boulevard
San Dimas, California 91773
(909) 394-3600

      You should rely only on the information incorporated by reference or provided in this Prospectus or the applicable Prospectus Supplement. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this Prospectus or the applicable Prospectus Supplement is accurate as of any date other than the date on the front of the document.

USE OF PROCEEDS

      We will use the net proceeds from the sale of these securities for general corporate purposes. General corporate purposes include making payments to municipalities, funding capital expenditures of SCW, making investments in subsidiaries and other entities and repaying debt. We may temporarily invest the proceeds in short-term securities or use the proceeds to reduce our short-term borrowings or those of SCW.

DESCRIPTION OF DEBT SECURITIES

      We will issue debt securities (the “Debt Securities”) under an indenture to be filed with the SEC. We have included a form of this indenture (the “Indenture”) as an exhibit to our registration statement.

The following summary of the terms of the Indenture is not complete and you should carefully review the Indenture and any supplemental indenture or securities resolution we may file with the SEC in a particular offering.

General

      We will issue Debt Securities in one or more series from time to time. The Indenture does not limit the principal amount of Debt Securities that we may issue. The specific terms of the Debt Securities will be included in a supplemental indenture or securities resolution and described in a Prospectus Supplement. Some of the terms that may be included are:

•	redemption, which may be mandatory or at our option or the option of the holders,

•	right to exchange or convert Debt Securities into other securities,

•	right to defease the Debt Securities,

•	sale at a discount; Debt Securities sold at a discount may bear no interest or interest at a rate below the market rate at the time of issuance,

•	interest rates that may be fixed or variable,

•	listing of the Debt Securities on a national securities exchange, and

•	any changes to or additional Events of Default or covenants.

      Unless otherwise specified in the Prospectus Supplement, we will issue the Debt Securities only as fully registered global Debt Securities.

Status of Debt Securities

      Our Debt Securities will be unsecured and unsubordinated and will rank on a parity with all of our other unsecured and unsubordinated indebtedness. At the date of this Prospectus, we had no outstanding debt. SCW does, however, have outstanding unsecured debt. SCW must make scheduled payments on its debt and otherwise comply with the terms of its debt before it may pay dividends to us. We will rely principally on dividends from SCW to pay our debt securities. As a result, SCW’s debt is senior to our Debt Securities.

Payment and Transfer

      We will pay amounts due on the Debt Securities at the place or places designated by us for such purposes. We may, at our option, pay by check mailed to the person in whose name your Debt Securities are registered at the close of business on the day or days specified by us.

      If Debt Securities are registered in your name, you may transfer or exchange Debt Securities at the office of the Trustee or at any other office or agency maintained by us for such purposes, without the payment of any service charge, except for any tax or governmental charge.

      If you do not claim any payments that we make to a paying agent on the Debt Securities for a period of one year, then the paying agent may return the payment to us. You must then contact us for such payment.

Global Debt Securities

      Unless otherwise stated in the Prospectus Supplement, we will issue the Debt Securities of each series in the form of a global Debt Security. We will deposit the global Debt Security with the debt depositary referred to in the next paragraph. Unless a global Debt Security is exchanged, either in whole or in part, for Debt Securities in definitive form, we may not transfer a global Debt Security except as a whole to the debt depositary or its nominee or either of their successors.

      Unless otherwise stated in the Prospectus Supplement, The Depository Trust Company, New York, New York (“DTC”) will act as debt depositary for each series of global Debt Securities. DTC and its participants will maintain records of your beneficial interest in our global Debt Securities. You may only transfer your beneficial interest in a global Debt Security through DTC and its participants.

      DTC has provided the following information to us:

•	DTC is a limited-purpose trust company organized under the New York Banking Law,

•	a “banking organization” within the meaning of the New York Banking Law,

•	a member of the United States Federal Reserve System,

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and

•	a “clearing agency” registered under the provisions of Section 17A of the Securities Exchange Act of 1934.

      DTC holds securities that its participants deposit with DTC. DTC also facilitates the settlement among its participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in its participants’ accounts. This procedure eliminates the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations.

      DTC also makes access to its book-entry system available to others, such as securities brokers and dealers and banks and trust companies that, either directly or indirectly, clear through or maintain a custodial relationship with a direct participant in DTC. The rules applicable to DTC and its direct and indirect participants are on file with the SEC.

      Assuming DTC’s nominee is the registered holder of the global note, we will treat DTC’s nominee as the owner of the global Debt Securities for all purposes. As a result, we will make all payments through the Trustee to DTC’s nominee. All such payments will be the responsibility of DTC’s direct and indirect participants. Our sole responsibility is to make payments to the Trustee. The Trustee’s sole responsibility is to make payments to DTC’s nominee. Likewise, we will give all notices with respect to the Debt Securities, such as notices of redemption or conversion, through DTC, and it will be the responsibility of DTC and its participants to provide such information to you.

      We expect that DTC, upon receipt of any payment on global Debt Securities, will credit its participants’ accounts on the payment date according to their respective holdings of beneficial interests in the global Debt Securities as shown on DTC’s records. We also expect that payments from either direct or indirect participants in DTC will be made to you in accordance with standing instructions and customary practices, as is the case with securities held for the account of customers in bearer form or registered in “street name.”

      Unless otherwise provided in the Prospectus Supplement, you may exchange Debt Securities represented by a global Debt Security for Debt Securities in definitive form in authorized denominations only if:

•	DTC notifies us that it is unwilling or unable to continue as debt depositary,

•	DTC ceases to be a clearing agency registered under applicable law and a successor depositary is not appointed by us within 90 days, or

•	we, in our discretion, determine not to require all of the Debt Securities of a series to be represented by a global Debt Security and notify the Trustee of our decision.

Absence of Restrictive Covenants

      We are not restricted by the Indenture from paying dividends or from incurring, assuming or becoming liable for any type of debt or other obligations, including obligations secured by our property.

We are not required to maintain any financial ratios or specified levels of net worth or liquidity. The Indenture does not contain a covenant or other provision that specifically is intended to afford you special protection in the event of a highly leveraged transaction.

Successor Corporation

      The Indenture allows us:

•	to consolidate or merge with or into any other person, or

•	any other person to merge into us, or

•	our company to transfer all or substantially all of our assets to another person,

if, in each case, the following conditions are satisfied:

•	the surviving company either

•	is a person organized and existing under the laws of the United States or a state, or

•	assumes, by supplemental indenture, all of our obligations under the Debt Securities and the Indenture, and

•	immediately after the merger, consolidation or transfer, there is no default under the Indenture.

      We will be relieved from our obligations on the Debt Securities and under the Indenture if these conditions are satisfied.

      Subject to certain limitations in the Indenture, the Trustee may rely on an officer’s certificate and an opinion of counsel from us as conclusive evidence that any consolidation, merger or transfer, and any related assumption of our obligations, complies with the Indenture.

Events of Default

      Unless otherwise indicated in the Prospectus Supplement, the term “Event of Default”, when used in the Indenture, means any of the following:

•	default in the payment of any installment of interest on the Debt Securities of a series if the default continues for a period of 60 days,

•	default in the payment of the principal of any Debt Securities of a series when the same becomes due and payable if the default continues for three business days,

•	default in the deposit of any sinking fund payment, if any, when and as the same becomes due and payable by the terms of the Debt Securities of a series if the default continues for three business days,

•	default for 90 days after notice in the performance of any of our other agreements applicable to the Debt Securities of a series; the notice may be sent by either the Trustee or the holders of at least one-third in aggregate principal amount of the applicable series of Debt Securities; the Trustee is required to notify you of any such event that would become a default with notice if the Trustee has actual knowledge of the event,

•	certain events in bankruptcy, insolvency or reorganization of our company, or

•	any other Event of Default provided in the terms of the Debt Securities of any series.

      The Indenture does not have a cross-default provision. Thus, a default by us or by SCW on any other debt would not constitute an Event of Default. A default on any series of Debt Securities does not necessarily constitute a default on any other series. The Trustee may withhold notice to you of a default for such series (except for payment defaults) if the Trustee considers the withholding of notice in your best interests.

      If an Event of Default for any series of Debt Securities has occurred and is continuing, the Trustee or the holders of not less than one-third in aggregate principal amount of the Debt Securities of such series may declare the entire principal amount (or in the case of discounted Debt Securities, such portion as may be described in the applicable Prospectus Supplement) of all the Debt Securities of such series to be due and payable immediately. Subject to certain conditions, the holders of not less than a majority in aggregate principal amount of the Debt Securities of such series may annul such declaration and rescind its consequences.

      We must file a certificate annually with the Trustee regarding our compliance with the Indenture.

      The Trustee may require a reasonable indemnity from you before it enforces the Indenture or the Debt Securities of any series. Subject to these provisions for indemnification, the holders of a majority in principal amount of the Debt Securities of any series may direct the time, method and place of conducting any proceeding or any remedy available to the Trustee, or of exercising any trust or power conferred upon the Trustee, for the Debt Securities of such series.

Modification of Indenture

      Unless indicated in the Prospectus Supplement, the holders of not less than a majority in aggregate principal amount of all outstanding Debt Securities, voting together as a single class, may, with certain exceptions described below, modify the Indenture. We may not, however, modify any terms relating to the amount or timing of payments or reduce the percentage of holders required to approve modifications to the Indenture without your consent.

      We may modify the Indenture without your consent to:

•	create a new series of Debt Securities and establish its terms,

•	cure ambiguities or fix omissions,

•	comply with the provisions of the Indenture regarding successor corporations, or

•	make any change that does not materially adversely affect your rights as a holder of Debt Securities.

Defeasance

      Unless otherwise provided in the Prospectus Supplement, we may either:

•	terminate as to a series all of our obligations (except for our obligation to pay all amounts due on the Debt Securities in accordance with their terms and certain other obligations with respect to the transfer or exchange of a Debt Security and the replacement of destroyed, lost or stolen Debt Securities), or

•	terminate as to a series our obligations, if any, with respect to the Debt Securities of the series under the covenants, if any, described in the Prospectus Supplement.

      We may exercise either defeasance option notwithstanding our prior exercise of the other defeasance option. If we terminate all of our obligations, a series may not be accelerated because of an Event of Default. If we terminate our covenants, a series may not be accelerated by reference to the covenants described in the Prospectus Supplement.

      To exercise either defeasance option as to a series of Debt Securities, we must deposit in trust with the Trustee money or U.S. government obligations sufficient to make all payments on the Debt Securities of the series being defeased to redemption or maturity. We must also comply with certain other conditions. In particular, we must obtain an opinion of tax counsel that the defeasance will not result in recognition of any gain or loss to you for Federal income tax purposes.

Regarding the Trustee

      Unless otherwise indicated in a Prospectus Supplement, Chase Manhattan Bank and Trust Company, National Association will act as Trustee, registrar, transfer and paying agent for the Debt Securities. We may remove the Trustee with or without cause if we notify the Trustee 30 days in advance and if no default occurs or is continuing during the 30-day period.

      In certain circumstances, the Trustee may not enforce its rights as one or our creditors. The Trustee may, however, engage in certain other transactions. If it acquires any conflicting interest as a result of any of these transactions and there is a default under the Debt Securities, the Trustee must eliminate the conflict of interest or resign.

      The Trustee also acts as trustee under an indenture between SCW and the Trustee, dated September 1, 1993 (the “1993 Indenture”), under which certain debt securities of SCW may be issued and outstanding at the same time that Debt Securities may be issued and outstanding under the Indenture. Under the Indenture, the Trustee is authorized to continue acting as trustee under the 1993 Indenture with respect to such SCW debt securities while also acting as Trustee with respect to the Debt Securities. So long as a successor trustee has been appointed, the Indenture further authorizes the Trustee to resign from either or both of its appointments as Trustee hereunder and as trustee under the 1993 Indenture in the event that the Trustee determines in good faith that its performance hereunder or under the 1993 Indenture subjects the Trustee to a conflict of interest.

Governing Law

      The Indenture and the Debt Securities will be governed by and construed in accordance with the laws of the State of California.

DESCRIPTION OF CAPITAL STOCK

      As of September 30, 1998, our authorized capital stock was 30,233,200 shares. Those shares consisted of:

•	30,000,000 common shares, no par value, with a stated value of $2.50 per share, of which 8,957,671 were outstanding (the “Common Shares”),

•	83,200 preferred shares, $25 par value per share (the “Preferred Shares”), all of which were outstanding; 19,200 of these shares are subject to mandatory redemption, and

•	150,000 new preferred shares, no par value, with a stated value of $100 per share (the “New Preferred Shares”), none of which were outstanding; a portion of the New Preferred Shares have, however, been reserved for issuance under our rights agreement described below (the “Rights Agreement”).

      We will list any Common Shares offered hereunder on the New York Stock Exchange. One or more series of New Preferred Shares may also be listed on a national securities exchange.

      The following summary of the terms of our capital stock is not complete. You should look at our Amended and Restated Articles of Incorporation (the “Articles”), our Bylaws and the Rights Agreement, each of which we have filed with the SEC, and any amendment to our Articles setting forth the terms of any series of New Preferred Shares we may file with the SEC.

Common Shares

      We may issue Common Shares from time to time in one or more offerings, either separately or in combination with the offering of other securities.

      Subject to the rights of holders of our Preferred Shares and New Preferred Shares, Common Shareholders are entitled to receive such dividends as may be declared by our Board of Directors out of funds legally available therefor. Our Board of Directors recently declared a quarterly dividend on our Common Shares of $0.315 per share payable on December 1, 1998.

      Our Articles provide that, except under certain specified circumstances, our Board of Directors may not declare any cash dividends on our Common Shares if, after giving effect to the payment of the dividend, our Common Stock Equity would be less than 25% of Total Capitalization. Common Stock Equity under this formula was 52% of Total Capitalization as of September 30, 1998. In addition, our ability to pay dividends depends upon receipt of dividends from SCW. SCW’s ability to pay dividends is restricted under the terms of its debt. Under the most restrictive provision, as of September 30, 1998, all of the earned surplus was available, subject to applicable law, for the payment of cash dividends by SCW to us.

      Each Common Shareholder is entitled to one tenth of a vote per share. Common Shareholders have cumulative voting rights with respect to the election of directors, if certain conditions are met. Upon our liquidation, dissolution, or winding up (but subject to the rights of holders of our Preferred Shares and New Preferred Shares), we will ratably distribute our assets legally available for distribution to holders of Common Shares. Common Shareholders have no preemptive or other subscription or conversion rights, and no liability for further calls upon their shares. The Common Shares are not subject to assessment.

      Our Common Shares are listed on the New York Stock Exchange under the symbol “AWR.” The transfer agent and registrar for our Common Shares is ChaseMellon Shareholder Services, L.L.C. Common Shareholders may participate in our Dividend Reinvestment and Common Share Purchase Plan.

Preferred Shares

      We may not issue any additional Preferred Shares. The rights of the Common Shareholders are, however, affected by the rights of the Preferred Shareholders.

      Dividends on the Preferred Shares are cumulative, so that if we fail to pay any dividends on the Preferred Shares or any sinking fund payment, we must cure the default before we are permitted to pay any dividend on the Common Shares. Preferred Shareholders are also entitled to certain preferential payments in the event of our liquidation, dissolution or winding up. We must make these preferential payments before we may pay Common Shareholders. As of September 30, 1998, Preferred Shareholders had an annual dividend preference of $92,000.

      Common and Preferred Shareholders are entitled to vote together on all matters. Each Preferred Shareholder is entitled to one vote per share. Common Shareholders are only entitled to one tenth of a vote per share. Holders of Preferred Shares also have the right to elect a majority of the directors if we fail to make four quarterly dividend payments on the Preferred Shares. We are current on the payment of all dividends on Preferred Shares. In addition, we may not take certain actions that may adversely affect the interests of the Preferred Shareholders without the approval of two-thirds (or in certain circumstances a majority) of the Preferred Shares.

      Preferred Shareholders have no preemptive or other subscription or conversion rights, and no liability for further calls upon their shares. The Preferred Shares are not subject to assessment.

      The Preferred Shares may be redeemed by us at our option. In addition, a portion of the outstanding Preferred Shares is subject to mandatory redemption. We currently redeem 1,600 Preferred Shares annually pursuant to these mandatory redemption provisions.

New Preferred Shares

      We may issue New Preferred Shares from time to time in one or more series. Subject to the rights of the Preferred Shareholders described below, our Board of Directors will determine the dividend, voting, redemption and conversion rights and other terms of the New Preferred Shares at the time of the offering. We may also issue fractional shares of New Preferred Shares that will be represented by depositary shares and receipts. For further information about depositary shares and receipts, see “— Description of Depositary Shares.”

      Under the terms of our Articles, we may not issue any New Preferred Shares containing the following terms, without a vote of at least two-thirds of the outstanding Preferred Shares or redemption of all of the Preferred Shares:

•	any term that alters or amends the preferences, voting powers or rights of the New Preferred Shares,

•	any term that gives the New Preferred Shares of any series a priority as to dividends or assets over the Preferred Shares, and

•	the New Preferred Shares of any series may not have the same priority as to dividends or assets as the Preferred Shares unless:

•	the aggregate stated value of the Common Shares is at least equal to the aggregate par or stated value of all outstanding Preferred Shares and New Preferred Shares that have the same priority as the Preferred Shares,

•	our net earnings during a period of 12 consecutive months out of the previous 15 months (after deduction for income taxes, interest and depreciation) are at least equal to twice the annual dividend requirements on all outstanding Preferred Shares and New Preferred Shares that have the same or greater priority as the Preferred Shares, and

•	our net earnings (before interest, but after income taxes and depreciation) during the same period are at least equal to one and one-half times the aggregate of all interest charges and dividend requirements on all outstanding Preferred Shares and New Preferred Shares that have the same or greater priority as the Preferred Shares.

Rights Agreement

      On August 3, 1998, we adopted a Rights Agreement and declared a dividend of one right for each outstanding Common Share. In addition, we will issue one additional right with each Common Share issued while the Rights Agreement remains in effect, including shares issued under this Prospectus. You may only transfer the rights with your Common Shares until the rights become exercisable. The rights will expire on August 3, 2008.

      You may not exercise the rights until the distribution date. The distribution date is the earlier of

•	ten business days after we learn that a person or group (including any affiliate or associate of such person or group) has acquired, or has obtained the right to acquire, beneficial ownership of 15% or more of our general voting power (such person or group being referred to herein as an “Acquiring Person”), unless provisions preventing accidental triggering of the distribution of the rights apply, and

•	ten business days following the commencement of, or first public disclosure of an intent to commence, a tender offer or exchange offer for 15% or more of our general voting power.

      When the right becomes exercisable, you may purchase from us one one-thousandth of a share of Junior Participating Preferred Stock (“Junior Preferred Shares”) at a price of $120 per share (the “Purchase Price”), subject to adjustment in certain circumstances. The description and terms of the rights are set forth in a Rights Agreement. The following summary of the Rights Agreement is not complete and you should look at the Rights Agreement filed by us with the SEC.

      Until the distribution date, the rights will be evidenced by the certificates for Common Shares. As soon as practicable following the distribution date, we will mail to you separate certificates evidencing the rights on the distribution date. Each separate rights certificate alone will evidence the rights. Until a right is exercised, you will have no rights as a shareholder, including the right to vote or to receive dividends for the rights or the Junior Preferred Shares.

      Upon exercise, you will be entitled to dividends of 1,000 times the dividends per share declared on the Common Shares, unless you are an Acquiring Person. In the event of liquidation, you will be entitled to a minimum preferential liquidating distribution of $1,000 per share and an aggregate liquidating distribution per share of 1,000 times the distribution made per Common Share. The holders of Junior Preferred Shares will vote together with holders of Common Shares and will be entitled to 100 votes for each Junior Preferred Share held on the record date. In the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Junior Preferred Share will be entitled to receive 1,000 times the amount received per Common Share. Because of the Junior Preferred Shares’ dividend and liquidation rights, the value when issued of the one one-thousandth interest in a Junior Preferred Share purchasable upon exercise of each right should approximate the value of one Common Share.

      In the event that any person other than you becomes an Acquiring Person other than by a purchase pursuant to a Qualified Offer, you will thereafter have the right to receive upon exercise that number of Common Shares or Common Share equivalents having a market value of two times the exercise price of the right. For these purposes, a “Qualified Offer” is a tender offer for all outstanding Common Shares that is determined by our non-affiliated continuing directors to be fair and otherwise in our best interests and that of our shareholders.

      In the event that, at any time after an Acquiring Person has become such, we are acquired in a merger or other business combination transaction (other than a merger which follows a Qualified Offer at the same or a higher price) or 50% or more of our consolidated assets or earning power are sold, you will thereafter have the right to receive, upon exercise of the right at its then current exercise price, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the right.

      At any time after a person has become an Acquiring Person, our Board of Directors may exchange the rights (other than rights owned by the Acquiring Person), in whole or in part, at an exchange ratio of one Common Share per right (subject to adjustment).

      Up to and including the distribution date, our Board of Directors may redeem the rights in whole, but not in part, at a price of $.01 per right, subject to adjustment (the “Redemption Price”). Immediately upon any redemption of the rights, you will only have the right to receive the Redemption Price.

      Our Board of Directors may amend the Rights Agreement without your consent at any time prior to the distribution date. Thereafter our Board of Directors may amend the Rights Agreement to make changes which do not adversely affect your interests or which shorten or lengthen time periods, subject to certain limitations set forth in the Rights Agreement.

      The Rights Agreement is designed to protect you in the event of unsolicited offers to acquire our company and other coercive takeover tactics, which in the opinion of our Board of Directors, could impair its ability to represent shareholder interests. The provisions of the Rights Agreement may render an unsolicited takeover more difficult or less likely to occur or may prevent such a takeover, even though that takeover may offer our shareholders the opportunity to sell their shares at a price above the prevailing market rate and may be favored by a majority of our shareholders.

Certain Provisions of our Articles and Bylaws

      Certain provisions of our Articles and Bylaws may delay or make more difficult acquisitions or changes of control of our company. Certain of these provisions may also have the affect of preventing changes in our management. The following summary of certain of these provisions is not complete and you should look at our Articles and Bylaws, which we have filed with the SEC.

      Classified Board. Our Articles provide for the classification of our Board of Directors into one or two classes (depending upon the number of directors), each consisting of a number of directors as nearly equal as practicable. Our Board of Directors currently has two classes. So long as the Board remains classified into two classes, a minimum of two annual meetings of shareholders would generally be required to replace our entire Board, absent intervening vacancies.

      Business Combinations. Our Articles also provide that certain business combinations and sales of substantially all of our assets must be approved either by the affirmative vote of a majority of our continuing directors or by the affirmative vote of at least two-thirds of the combined voting power of our outstanding shares, voting together as a single class, in addition to any other approvals required by applicable law. In addition, any amendments to our Bylaws relating to the calling of shareholders’ meetings, the bringing of business at shareholders’ meetings or amending the provisions of our Articles described in this paragraph and the preceding paragraph must be approved by at least two-thirds of the combined voting power of our outstanding shares, voting together as a single class.

      Directors’ Liability. California law permits corporations to limit or eliminate the personal liability of their directors in any action, including actions brought by the corporation or its shareholders for monetary damages for breach of a director’s fiduciary duty of care. The duty of care requires that, when acting on behalf of the corporation, a director must act

•	in good faith,

•	in a manner such director believes to be in the best interests of the corporation and its shareholders, and

•	with such care, including reasonable inquiry, as an ordinary prudent person in a like position would use under similar circumstances.

As a result, the relief available to a corporation and its shareholders may be limited to equitable remedies such as injunction or rescission if a company indemnifies its directors to the fullest extent permitted by California law.

      Our Articles and Bylaws limit the liability of our directors to us or our shareholders (in their capacity as directors, but not in their capacity as officers) to the fullest extent permitted by California law. Specifically, our directors are not personally liable to us or our shareholders for monetary damages for breach of a director’s fiduciary duty as a director, except

•	on account of profits made in connection with a purchase or sale of securities in violation of Section 16(b) of the Securities and Exchange Act of 1934,

•	if a court of competent jurisdiction determines that indemnification is unlawful,

•	for acts or omissions involving intentional misconduct or knowing and culpable violations of law,

•	for acts or omissions that the director believed to be contrary to our best interests or those of our shareholders or that involve the absence of good faith on the part of the director,

•	for any transaction for which the director derived an improper benefit,

•	for acts or omissions that show a reckless disregard for the director’s duty to us or our shareholders in circumstances in which the director was aware, or should have been aware, in the ordinary course of performing his or her duties, of a risk of serious injury to us or our shareholders,

•	for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director’s duties to us or our shareholders,

•	for liabilities arising out of transactions in which the director had a personal interest,

•	for the approval of distributions to our shareholders in violation of California law, and

•	for the approval of any loan of our money or property to one of our directors or officers or the guarantee of the obligations of any such director or officer in violation of California law.

      The inclusion of these provisions in our Articles and Bylaws may have the effect of reducing the likelihood of litigation against our directors, even though such an action, if successful, might otherwise have benefited us or our shareholders.

Certain Provisions of State and Federal Law

      Certain provisions of California and federal law may delay or make more difficult acquisitions or changes in control of our company. Certain of these provisions are summarized below.

      California Law. Under California law, if a tender offer or a written proposal for approval of a reorganization of a corporation or a sale of substantially all of its assets is made by an “interested party”, the person making the offer must deliver an affirmative opinion to each shareholder in writing as to the fairness of the consideration to be received by the shareholders. The term “interested party” means a person who is a party to the transaction and who

•	directly or indirectly controls the corporation that is the subject of the tender offer or proposal,

•	is, or is directly or indirectly controlled by, an officer or director of the corporation, or

•	is an entity in which a material financial interest is held by any director or executive officer.

      No person may acquire or control, either directly or indirectly, any public utility in California without prior approval of the CPUC. A business combination involving the company would result in the acquisition of control of SCW.

      Public Utility Holding Company Act. No person may acquire, either directly or indirectly, 5% or more of the voting stock of an electric utility (other than by merger), without SEC approval, if such person owns 5% or more of the stock of another public utility or public utility holding company. A registered public utility holding company may not acquire any security of another electric utility without SEC approval, unless an exemption is available under the Public Utility Holding Company Act of 1935, as amended (the “PUHCA”), or the regulations promulgated thereunder. The SEC may not approve the acquisition of securities of an electric utility or holding company unless it determines that the acquisition would tend toward the economical and efficient development of an integrated public utility system and would not be detrimental to investor interests. The SEC may also condition its approval of the acquisition of the securities of an electric utility upon a fair offer being made for the other securities of the utility. SCW is an electric utility under PUHCA. The company is a holding company under PUHCA.

      A person becomes a holding company required to be registered under PUHCA upon acquisition of 10% or more of the voting stock of a holding company or an electric utility, unless the SEC determines that the person does not control the electric utility or an exemption is available. The SEC may condition any such determination upon the applicant refraining from exercising voting rights, controlling proxies or designating officers or directors.

      We are exempt from registration as a holding company under PUHCA. The acquisition of this company by a third party could, however, affect the availability of this exemption. Registered holding companies are subject to extensive regulation by the SEC and limitations on certain of their activities. These limitations may make it impracticable to acquire our company unless an exemption is available.

DESCRIPTION OF DEPOSITARY SHARES

      We may from time to time issue fractional New Preferred Shares that will be represented by depositary shares and receipts issued pursuant to a deposit agreement. We have included a form of deposit agreement (the “Deposit Agreement”) as an exhibit to the registration statement. The following summary of the general terms of the Deposit Agreement is not complete. You should look at the Deposit Agreement and any amendments thereto or to our Articles setting forth the terms of the New Preferred Shares we may file with the SEC.

General

      If we elect to offer fractional interests in a series of New Preferred Shares, a depositary will issue receipts for depositary shares (“Depositary Shares”), each of which will represent fractional interests of a particular series of New Preferred Shares. The depositary will hold the New Preferred Shares under the terms of the Deposit Agreement. The depositary will be a bank or trust company selected by us. Subject to the terms of the Deposit Agreement, you will be entitled to all the rights and preferences of the New Preferred Shares underlying such Depositary Shares in proportion to your fractional interest in the New Preferred Shares. Those rights include dividend, voting, redemption, conversion and liquidation rights.

      The Depositary Shares will be evidenced by depositary receipts issued under the Deposit Agreement (the “Depositary Receipts”). The terms of the Depositary Shares, Depositary Receipts and New Preferred Shares will be described in the Prospectus Supplement.

      The Deposit Agreement will contain provisions relating to adjustments in the fraction of New Preferred Shares represented by a Depositary Share in the event of a split-up, combination or other reclassification of the New Preferred Shares or upon any recapitalization, merger or sale of substantially all or our assets as an entirety.

      Upon surrender of Depositary Receipts at the office of the Depositary, payment of the charges provided in the Deposit Agreement and satisfaction of other conditions in the Deposit Agreement, the Depositary will deliver to you the whole New Preferred Shares of the series underlying the Depositary Shares evidenced by the Depositary Receipts. There may, however, be no market for the underlying series of New Preferred Shares. Once you have withdrawn the underlying series of New Preferred Shares from the Depositary, you may not redeposit them.

Dividends and Other Distributions

      The Depositary will distribute all cash dividends or other cash distributions received for any applicable series of New Preferred Shares to you in proportion to the number of Depositary Shares outstanding on the record date. The Depositary will distribute only such amount as can be distributed without attributing to you a fraction of one cent. The balance not distributed to you will be added to and treated as part of the next sum received by the Depositary for distribution to you.

      If there is a distribution other than in cash, the Depositary will distribute property received by it to you in proportion, insofar as possible, to the number of Depositary Shares outstanding, unless the Depositary determines (after consultation with us) that it is not feasible to make such distribution. If this occurs, the Depositary may, with our approval, sell such property and distribute the net proceeds from the sale to you.

      The Deposit Agreement will also contain provisions relating to how any subscription or similar rights offered by us to you will be made available to you.

      All amounts distributed to you will be reduced by any amount required to be withheld by us on account of taxes and other governmental charges.

Conversion and Exchange

      If any series of New Preferred Shares underlying the Depositary Shares is subject to conversion or exchange, you will have the right or obligation to convert or exchange the Depositary Shares represented by such Depositary Receipts.

Redemption of Depositary Shares

      If a series of the New Preferred Shares underlying the Depositary Shares is subject to redemption, the Depositary will redeem the Depositary Shares from the proceeds received by it as a result of the redemption. The Depositary will mail notice of redemption to you not less than 30 and not more than 60 days prior to the date fixed for redemption at your address appearing in the Depositary’s books. The redemption price per Depositary Share will be equal to the applicable fraction of the redemption price per share payable to you on such series of the New Preferred Shares. Whenever we redeem shares of any series of New Preferred Shares held by the Depositary, the Depositary will redeem as of the same redemption date, the number of Depositary Shares representing the applicable series of New Preferred Shares. If less than all the Depositary Shares are to be redeemed, the Depositary will select the Depositary Shares to be redeemed by lot or pro rata as determined by the Depositary (subject to rounding to avoid fractions of Depositary Shares).

      After the date fixed for redemption, the Depositary Shares called for redemption will no longer be outstanding. When the Depositary Shares are no longer outstanding, all of your rights will cease, except your right to receive money, securities or other property payable upon such redemption and any money, securities or other property that you were entitled to receive upon such redemption upon surrender to the Depositary of the Depositary Receipts evidencing your Depositary Shares.

Global Depositary Receipts

      If stated in the Prospectus Supplement, we may issue each series of Depositary Receipts in the form of a global Depositary Receipt. We will deposit the global Depositary Receipt with the depositary referred to in the next paragraph. Unless a global Depositary Receipt is exchanged, either in whole or in part, for Depositary Receipts in definitive form, we may not transfer a global Depositary Receipt except as a whole to the depositary or its nominee or either of their successors.

      Unless otherwise stated in the Prospectus Supplement, DTC will act as depositary for each series of global Depositary Receipts. DTC and its participants will maintain records of your beneficial interest in our global Depositary Receipts. You may only transfer your beneficial interest in a global Depositary Receipt through DTC and its participants.

      For additional information regarding DTC, see “DESCRIPTION OF DEBT SECURITIES — Global Debt Securities.”

      Assuming DTC’s nominee is the registered holder of the global Depositary Receipt, we will treat DTC’s nominee as the owner of the global Depositary Receipt for all purposes. As a result, we will make all payments through the Depositary to DTC’s nominee. All such payments will be the responsibility of DTC’s direct and indirect participants. Our sole responsibility is to make payments to the Depositary. The Depositary’s sole responsibility is to make payments to DTC’s nominee. Likewise, the Depositary will give all notices with respect to the Depositary Receipts, such as notices of redemption or conversion, through DTC, and it will be the responsibility of DTC and its participants to provide such information to you.

      We expect that DTC, upon receipt of any payment on global Depositary Receipts, will credit its participants’ accounts on the payment date according to their respective holdings of beneficial interests in the global Depositary Receipts as shown on DTC’s records. We also expect that payments from either direct or indirect participants in DTC will be made to you in accordance with standing instructions and customary practices, as is the case with securities held for the account of customers in bearer form or registered in “street name.”

      Unless otherwise provided in the Prospectus Supplement, you may exchange Depositary Receipts represented by a global Depositary Receipt for Depositary Receipts in definitive form in authorized denominations only if:

•	DTC notifies us that it is unwilling or unable to continue as depositary,

•	DTC ceases to be a clearing agency registered under applicable law and a successor depositary is not appointed by us within 90 days, or

•	we, in our discretion, determine not to require all of the Depositary Receipts of a series to be represented by a global Depositary Receipt and notify the Depositary of our decision.

Voting New Preferred Shares

      Upon receipt of notice of any meeting at which you are entitled to vote, the Depositary will mail the information contained in the notice of such meeting to you. You may instruct the Depositary on the exercise of your voting rights. The Depositary will try, if practical, to vote the number of shares of New Preferred Shares underlying your Depositary Shares according to your instructions. We agree to take all reasonable action requested by the Depositary in order to enable the Depositary to do so. The Depositary will abstain from voting, or giving consents with respect to, New Preferred Shares to the extent it does not receive specific instructions from you.

Amendment and Termination of Depositary Agreement

      We may amend the form of Depositary Receipt evidencing the Depositary Shares and any provision of the Deposit Agreement. However, any amendment that imposes or increases fees, taxes or charges upon you or otherwise materially and adversely alters your rights will not be effective unless approved by the record holders of at least a majority of the Depositary Shares then outstanding. Notwithstanding the foregoing, no amendment may impair your right to receive any moneys or property to which you are entitled under the terms of the Depositary Receipts or Deposit Agreement at the times and in the manner and amount provided therein.

      A Deposit Agreement may be terminated by us or the Depositary only if

•	all related outstanding Depositary Shares have been redeemed,

•	there has been a final distribution of the New Preferred Shares of the relevant series in connection with our liquidation, dissolution, or winding up and such distribution has been distributed to you, and

•	the Depositary Shares relate to a series of New Preferred Shares that is convertible into other securities and all of the outstanding Depositary Shares have been so converted.

Charges of Depositary

      We will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. We will pay associated charges of the Depositary for the initial deposit of any series of New Preferred Shares and any redemption or withdrawal by us of any series of New Preferred Shares. You must pay transfer and other taxes and governmental charges and such other charges as are stated in the Deposit Agreement to be for your account.

Resignation and Removal of Depositary

      The Depositary may resign by delivering notice to us, and we may remove the Depositary. Resignations or removals will take effect upon the appointment of a successor Depositary and its acceptance of such appointment. The successor Depositary must be appointed within 60 days after delivery of the notice of resignation or removal.

Miscellaneous

      The Depositary will forward to you all reports and communications from us that are delivered to the Depositary and that we must furnish to you as the holder of the New Preferred Shares or Depositary Receipts.

      Neither the Depositary or any of its agents, the registrar nor us will be:

•	liable if it is prevented or delayed by law or any circumstance beyond its control in performing its obligations under the Deposit Agreement,

•	subject to any liability under the Deposit Agreement to you other than for its gross negligence or willful misconduct, or

•	obligated to prosecute or defend any legal proceeding in respect of Depositary Receipts, Depositary Shares or any series of New Preferred Series, unless satisfactory indemnity is furnished by you.

      We and the Depositary may rely upon written advice of counsel or accountants, or information provided by persons presenting New Preferred Shares for deposit, holders of Depositary Shares, or other persons believed by us to be competent and on documents believed to be genuine.

PLAN OF DISTRIBUTION

      We may sell the securities:

•	through underwriters or dealers,

•	directly to one or more purchasers, or

•	through agents.

Any underwriter or agent involved in the offer and sale of any of the securities to you will be named in the applicable Prospectus Supplement. We may also offer and sell securities in exchange for one or more other securities.

      Underwriters may offer and sell securities:

•	at a fixed price or prices, which may be changed,

•	at market prices prevailing at the time of sale,

•	at prices related to prevailing market prices, or

•	at negotiated prices.

      We may also, from time to time authorize dealers, acting as our agents, to offer and sell securities upon the terms and conditions set forth in the applicable Prospectus Supplement. In connection with the sale of securities, underwriters may receive compensation from us in the form of underwriting discounts or commissions and may also receive commissions from purchasers of securities for whom they act as agent. Underwriters may sell securities to or through dealers. The dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they act as agent.

      We may compensate underwriters or agents in connection with an offering of securities. Any discounts, concessions or commissions allowed by underwriters to participating dealers will be set forth in the applicable Prospectus Supplement. Underwriters, dealers and agents that participate in the distribution of securities may be underwriters, and any discounts or commissions we pay them and their profit on the resale of the securities may be treated as underwriting discounts and commissions, under the Securities Act of 1933 (the “Act”). We may agree to indemnify the underwriters, dealers or agents who participate in the distribution of the securities against certain civil liabilities, including liabilities under the Act, or to contribute to payments that the underwriters, dealers or agents may be required to make. Underwriters, dealers and agents may perform other services for us in the ordinary course of business.

      If indicated in the Prospectus Supplement, we may offer or sell the securities by remarketing any securities acquired in connection with a redemption or repayment of securities in accordance with their terms or otherwise. One or more remarketing firms may act as principal for their own account or as our agent in connection with the remarketing. We will identify the remarketing firm and will describe the terms of the remarketing in the applicable Prospectus Supplement. Remarketing firms may be deemed to be underwriters in connection with the securities remarketed. We may agree to indemnify the remarketing firms against certain liabilities, including liabilities under the Act. Remarketing agents may perform other services for us in the ordinary course of business.

      If underwriters are used in any sale of the securities, the purchase agreement in connection with such sale may provide for an option on the part of the underwriters to purchase additional securities within

30 days of the execution of such purchase agreement, which option may be exercised solely to cover overallotments. Any such overallotment option will be disclosed in the Prospectus Supplement in connection with the securities offered thereby.

      If indicated in the Prospectus Supplement, we may authorize dealers acting as our agents to solicit offers by certain institutions to purchase our securities from us at the public offering price set forth in the applicable Prospectus Supplement pursuant to delayed delivery contracts providing for payment and delivery on the date or dates stated in the applicable Prospectus Supplement. Each delayed delivery contract will be for an amount not less than, and the aggregate principal amount of the securities sold pursuant to such contracts will be not less nor more than, the amounts set forth in the applicable Prospectus Supplement. Dealers may enter into delayed delivery contracts with commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and other institutions with our approval. Delayed delivery contracts will only be subject to the following conditions:

•	the purchase must be a legal investment for the purchaser, and

•	the aggregate principal amount of securities sold to underwriters and pursuant to delayed delivery contracts may not exceed the aggregate amount to be sold in the offering.

LEGAL MATTERS

      O’Melveny & Myers LLP will pass on the validity of the securities offered by this Prospectus for the company. Certain legal matters in connection with the securities will be passed upon for the Agents by Cahill Gordon & Reindel, a partnership including a professional corporation, New York, New York. They may rely upon the opinion of O’Melveny & Myers LLP as to matters of California law in passing upon such matters.

EXPERTS

      Our financial statements and schedules incorporated in this Prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 1997 have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

1,400,000 Shares

Common Shares

PROSPECTUS SUPPLEMENT
September 22, 2004

UBS Investment Bank

Edward Jones